GLOBAL DIVERSIFIED INDUSTRIES, INC.
1200 AIRPORT DRIVE
CHOWCHILLA, CA 93610
559-665-5800

August 15, 2005

VIA FAX AND EDGAR

Mr. Josh Forgione
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re: Global Diversified Industries, Inc.
File No. 333-8321
 Form 10-KSB for Year Ended April 30, 2004
Forms 10-QSB for quarters ended October 31, 2004

Dear Mr. Forgione:

This will acknowledge receipt of your letter of comment dated August 12, 2005 with regard to the above referenced filings. Our responses reference your comment numbers as follows:

Comment 1

Revenue Recognition

The Company has historically applied SAB 101 in connection with its revenue recognition of revenue, whereby the Company recognizes revenue when the Company and the State hired inspector (Client’s Representative) consider the unit complete. At this time the unit is off the manufacturing line and is ready to ship to the customer. Costs incurred in connection with partially built and completed have been capitalized as work-in-process and finished goods inventories, respectively. Every unit is pre-sold and has an executed purchase order from a client. The Company does not manufacture any spec building.

All site preparation work (e.g., the laying of concrete foundation) is completed prior to the delivery and acceptance of the units by the Customer. Other than the cost of freight, installation and minor repairs to the buildings, if any, upon delivery (e.g., replacing a broken pane of glass, a door damaged during delivery, etc.) the Company does not incur any additional costs after customer acceptance and delivery.

We have considered the application of SOP 81-1, paragraph 46, utilizing the an output measure, whereby revenues are recognized based upon when our modular units are produced and delivered. We believe there would be no material difference in recognizing revenues under this method, as compared to the Company’s current revenue recognition policy under SAB 101.

We have also sought guidance in support of this accounting policy by reviewing the revenue recognition policies of residential modular home builders- Cavalier Homes, Inc., Skyline Homes, Inc., and Cavo Industries, Inc.- all which recognize revenues in accordance with SAB 101, i.e, up on delivery and acceptance by the customer. In addition, these companies account for partially completed and unsold completed units as inventories.

Impact on Previously Filed Financial Statements

As of April 30, 2004, the Company capitalized the costs (direct labor and materials) associated with partially and substantially completed modular units as well as its ramps. The amount of work-in-process and finished goods at April 30, 2004 was $ 317,893 and $102,130, respectively. Instead of increasing its inventories by $420,023 and reducing cost of sales , the Company increased its inventories and increased its sales. As a result, revenues for the year ended April 30, 2004 were overstated by $420,023 and cost of sales were understated by the same amount.

Comment 2

The Company proposes to correct the error described under comment 1 in its April 20, 2004 and related fiscal year 2005 financial statements by taking the following actions:

Restate the April 30, 2004 Statement of Operations in its April 30, 2005 Annual report of Form 10KSB by reducing revenues and cost of sales by $ 420,023, respectively, and disclosing the reason for the restatement.

Disclose in the same footnote describing the error in its April 30, 2004 Statement of Operations the restated statements of operations for the quarters ended July 31, 2004, October 31, 2004 and January 31, 2005 for similar errors made in connection with the preparation of its respective quarterly unaudited financial statements.

File Form 8-K disclosing the restatement under Item 4.02.

Comment 3

Since we have agreed to recognized revenue in accordance with SAB 101, we have not responded to this comment.

Comment 4

Our accounting policy of recognizing revenues in accordance with SAB 101, will remain as disclosed in our historical financial statements

We will file this response under EDGAR within 48 hours.

We thank you in advance for your assistance in this matter. Since we are in the process of preparing our financial statements in connection with the year ended April 30, 2005 to be included in our Annual Report on Form 10K SB, we respectfully request an expedited review of our responses. If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely,

GLOBAL DIVERSIFIED INDUSTRIES, INC.

/s/ Phillip O Hamilton

Phillip O Hamilton
Chairman & CEO